May 23, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Bio-Path Holdings, Inc. Offering Statement on Form 1-A File No. 024-12601

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 21, 2025, in which we requested the acceleration of the qualification date of the above-referenced Offering Statement for May 23, 2025, at 4:00 p.m., Eastern Time, or as soon as thereafter possible in accordance with Rule 252(e) under the Securities Act of 1933, as amended (the “Act”).

We are no longer requesting that such Offering Statement be declared qualified at this time and we hereby formally withdraw our request for acceleration of the qualification date.

BIO-PATH HOLDINGS, INC.

By:	/s/ Peter H. Nielsen
Peter H. Nielsen
President and Chief Executive Officer